

January 14, 2022

Bryan Bullett
Chief Executive Officer
Bit Digital, Inc
33 Irving Place
New York, NY 10003

> **Re: Bit Digital, Inc**
> **Amendment No. 4 to**
> **Registration Statement on Form F-3**
> **Filed January 11, 2022**
> **File No. 333-260241**

Dear Mr. Bullett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-3

General

1. Please revise your disclosure on pages 2 and 19 to clarify that on December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA. In this regard, please note that the HFCAA finalized by the SEC differs from the Accelerating Holding Foreign Companies Act, which was passed by the Senate in June 2021. Please revise your disclosure to clarify that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA to reduce the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

        Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-3666 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Elliot H. Lutzker, Esq.